David R. Earhart

469.320.6041

dearhart@grayreed.com

October 25, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Division of Corporation Finance Office of Mergers & Acquisitions

Re:	Minerset Farms Inc. MGT Capital Investments, Inc. (the “Issuer”) Schedule 13D Filed by Minerset Farms Inc. et al. Filed May 30, 2024 File No. 005-57417

Ladies and Gentlemen:

On behalf of Minerset Farms Inc. (“Minerset Farms”), Minerset International Ltd (“International”), Kosmo Investments Pte. Ltd. (“Kosmo”) and Elias Fernandez Sanchez (“Fernandez”, and together with the foregoing persons and entities, collectively, the “Reporting Persons”), we are responding to the Staff’s comment contained in the Staff’s letter dated September 24, 2024 relating to the referenced filing. The Reporting Persons’ response is set forth below the Staff’s comment.

Schedule 13D Filed May 30, 2024

General

1.	We note that the cover page of the Schedule 13D does not include the date of the event requiring the filing of the Schedule 13D. Please revise to disclose the date of the event that required the filing of this Schedule 13D. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. If the Schedule 13D was not filed within the required five business days after the date of the acquisition, please advise us why the Schedule 13D was not timely filed.

Securities and Exchange Commission

October 25, 2024

Response:

Capitalized terms used below without definition have the meaning give to them in the Schedule 13D.

The cover page of the Schedule 13D has been amended to include the date that the Reporting Persons acquired beneficial ownership of five percent of the Common Stock of the Issuer, or April 30, 2024.

As disclosed in the Schedule 13D, the Reporting Persons acquired the shares of Common Stock held by the Reporting Persons in accordance with the terms of a Property Lease Agreement, dated March 16, 2023 (the “Lease”), Partnership Agreement dated March 16, 2023 (the “Partnership Agreement”), and Modifications to Property Lease and Partnership Agreements, dated November 27, 2023 (the “Modification” and, together with the Lease and the Partnership Agreement, the “Agreements”), to which Minerset Farms and the Issuer are parties. On April 30, 2024, the Issuer issued 54,000,000 shares of Common Stock to Minerset Farms pursuant to the terms of the Agreements. Additional shares of Common Stock were subsequently issued to the Reporting Persons prior to the filing of the Schedule 13D. Therefore, the Reporting Persons indicated in the original filing that there were “various” dates of events which required the filing of a Schedule 13D, or an amendment thereto.

The principals of the Reporting Persons are foreign residents and were previously unfamiliar with the beneficial ownership reporting requirements under the Exchange Act resulting from the issuance of the Common Stock pursuant to the Agreements. The shares were issued to Minerset Farms on April 30, 2024 although the Reporting Persons did not become aware of the issuance until several days after the issuance. Upon being informed of the issuance and the reporting requirements, the Reporting Persons promptly engaged U.S. securities counsel to assist with filing, including obtaining EDGAR codes. The Reporting Persons then diligently proceeded to gather and provide the relevant information to counsel to prepare the filing, including but not limited to an analysis of the Reporting Persons’ ownership structure to determine the proper persons to be included in the filing. The original Schedule 13D was then filed on May 30, 2024.

The Reporting Persons have implemented procedures designed to ensure that any required amendments to the Schedule 13D will be made in a timely manner.

Securities and Exchange Commission

October 25, 2024

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart